Schedule I

Transactions – Last 60 days

THRC Holdings, LP			
Date	Transaction	Shares	Price
12/27/2024	Donated to 501(c)(3) Private Foundation	1,719,733	$0.00

Heavenly Father's Foundation			
Date	Transaction	Shares	Price
12/27/2024	Received as Donation	1,719,733	$0.00

Matthew D. Wilks			
Date	Transaction	Shares	Price
11/25/2024	Purchased	58,845	$7.75
11/26/2024	Purchased	21,115	$7.91